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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CORRECTIONS CORPORATION OF AMERICA
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
22025Y407
(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard T. McGuire

Marcato Capital Management LLC

235 Pine Street, Suite 1650

San Francisco, California 94104

(415) 796-6350

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, New York 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Corvex Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	4,960,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	4,960,000
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)

4.96% based on 99,969,917 shares of common stock, $0.01 par value (the “Shares”), of Corrections Corporation of America (the “Issuer”) outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012

14.	Type of Reporting Person (See Instructions)			PN, IA

2

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Keith Meister
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	4,960,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	4,960,000
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			4.96% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			IN, HC

3

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	539,639
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	539,639
11	Aggregate Amount Beneficially Owned by Each Reporting Person			539,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			0.54% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			PN

4

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	159,304
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	159,304
11	Aggregate Amount Beneficially Owned by Each Reporting Person			159,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			0.16% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			PN

5

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato International Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	1,897,080
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	1,897,080
11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,897,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			1.90% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			OO

6

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,596,023
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,596,023
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,596,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			2.60% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			IA

7

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Richard T. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,596,023
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,596,023
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,596,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			2.60% based on 99,969,917 Shares outstanding as of May 2, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012
14.	Type of Reporting Person (See Instructions)			IN

8

CUSIP No. 22025Y407

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No.2”) amends and supplements the statement on Schedule 13D filed on March 26, 2012 (the “Original 13D”), as amended by Amendment No. 1 filed on May 4, 2012 (‘Amendment No. 1,” and, together with the Original 13D and Amendment No. 2, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Shares”), of Corrections Corporation of America, a Maryland corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 10 Burton Hills Boulevard, Nashville, Tennessee 37215.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

As of May 18, 2012, as reflected in this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 7,556,023 Shares (the “Subject Shares”), representing approximately 7.56% of the outstanding Shares. See also Item 3 and Item 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 18, 2012, the Corvex Funds used working capital to exercise call options to purchase 2,275,000 Shares reported herein. The total price for exercising such call options was $40,950,000.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, 99,969,917 Shares were outstanding as of May 2, 2012. Based on the foregoing, the Subject Shares represented approximately 7.56% of the Shares issued and outstanding as of such date.

Corvex, as the investment advisor to the Corvex Funds, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 4,960,000 Shares (the “Corvex Shares”). By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Corvex Shares.

Marcato Fund I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 539,639 Shares. Marcato Fund II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 159,304 Shares. Marcato Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,897,080 Shares. Marcato, as the general partner of Marcato Fund I and Marcato Fund II and the investment manager of Marcato Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,596,023 Shares (the “Marcato Shares”). By virtue of Mr. McGuire’s position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The Corvex Reporting Persons disclaim beneficial ownership of the Marcato Shares, and the Marcato Reporting Persons disclaim beneficial ownership of the Corvex Shares.

(c) Exhibit 99.3.2, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in the Shares that were effected during the past 60 days by the Reporting Persons for the benefit of the Corvex Funds and the Marcato Funds not set forth on Exhibits 99.3 and 99.3.1 to the Schedule 13D.

9

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, (i) the Corvex Shares held by the accounts managed by Corvex may be delivered to such accounts and (ii) the Marcato Shares held by the accounts managed by Marcato may be delivered to such accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On May 18, 2012, the Corvex Reporting Persons exercised all of their American-style call options in respect of Shares, as a result of which they received 2,275,000 Shares underlying such call options. As a result of such exercise of the call options, (i) the Corvex Reporting Persons do not have hold any call options in respect of Shares and (ii) all of the Corvex Reporting Persons’ previously held European-style put options in respect of Shares have expired.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following are filed as exhibits to this Amendment No. 2:

Exhibit 99.1	Joint Filing Agreement dated April 4, 2012 by and among the Reporting Persons*
Exhibit 99.2	Agreement dated as of March 26, 2012 by and between Corvex Management LP and Marcato Capital Management LLC*
Exhibit 99.3.2	Supplemental Description of Transactions in the Shares that were Effected during the Past 60 Days

* Previously filed.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: May 21, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date: May 21, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

Date: May 21, 2012	MARCATO, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: May 21, 2012	MARCATO II, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: May 21, 2012	MARCATO INTERNATIONAL MASTER FUND LTD.

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Director

Date: May 21, 2012	MARCATO CAPITAL MANAGEMENT LLC

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: May 21, 2012	RICHARD T. MCGUIRE

	By:	/s/ Richard T. McGuire